

SECURI 05041953 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **C.K. Cooper & Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Avenue, Suite 700
(No and Street)

Irvine,	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander G. Montano **(949) 477-9300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander G. Montano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.K. Cooper Cooper, Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 4th day of May, 2005

Notary Public

Signature

President
Title


SIEG SYLLA
Commission # 1413337
Notary Public - California
Orange County
My Comm. Expires Apr 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 27 2005
WASH. D.C.
199
SECTION

C. K. Cooper & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors of
C. K. Cooper & Company, Inc.

I have audited the accompanying statement of financial condition of C. K. Cooper & Company, Inc. as of March 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. K. Cooper & Company, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 28, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

C. K. Cooper & Company, Inc.
Statement of Financial Condition
March 31, 2005

Assets

Cash and cash equivalents	$ 867,784
Marketable securities, at market	44,139,628
Accounts receivable	1,425
Deposits held at clearing	100,429
Furniture and equipment, net	190,971
Prepaid expenses	16,841
Total assets	$ 45,317,078

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 27,922
Accrued payroll expenses	81,656
Income taxes payable	409,500
Deferred income taxes payable	10,494,265
Total liabilities	11,013,343
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized, issued and outstanding	6,000
Additional paid–in capital	586,566
Retained earnings	33,711,169
Total stockholder's equity	34,303,735
Total liabilities and stockholder's equity	$ 45,317,078

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc.
Statement of Income
For the Year Ended March 31, 2005

Revenue	
Commissions	$ 3,424,882
Management and advisory income	1,834,442
Interest income	8,297
Unrealized gains (losses) on marketable securities	44,063,572
Realized gains (losses) on marketable securities	18,426
Other income	64,197
Total revenue	49,413,816
Expenses	
Employee compensation and benefits	2,325,601
Commissions and floor brokerage fees	619,787
Communications	45,946
Occupancy and equipment rental	125,025
Taxes, licences & fees other then income taxes	87,041
Other operating expenses	722,744
Total expenses	3,926,144
Income (loss) before income tax provision	45,487,672
Total income tax provision, including deferred taxes	10,903,765
Net income (loss)	$ 34,583,907

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2005

	Common Stock	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
Balance on March 31, 2004	$ 6,000	$ 586,566	$ (360,238)	$ 232,328
Dividends	–	–	(512,500)	(512,500)
Net income (loss)	–	–	34,583,907	34,583,907
Balance on March 31, 2005	$ 6,000	$ 586,566	$ 33,711,169	$ 34,303,735

The accompanying notes are an integral part of these financial statements.

C. K. Cooper & Company, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 34,583,907
Adjustments to reconcile net income to net income to cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 10,602	
Valuation of marketable securities to market	(44,063,572)	
(Increase) decrease in:		
Accounts receivable	112,387	
Deposit held at clearing	(53,483)	
Other receivable	12,979	
Prepaid expenses	(11,027)	
(Decrease) increase in:		
Accounts payable	(10,282)	
Accrued payroll expenses	57,824	
Commissions payable	(660)	
Income taxes payable	408,700	
Deferred income taxes payable	10,494,265	
Total adjustments		(33,042,267)
Net cash and cash equivalents provided by (used in) operating activities		1,541,640
Cash flows from investing activities:		
Purchase of marketable securities	(16,910)	
Purchase of furniture and equipment	(193,204)	
Net cash and cash equivalents provided by (used in) investing activities		(210,114)
Cash flows from financing activities:		
Dividends paid	(512,500)	
Net cash and cash equivalents provided by (used in) financing activities		(512,500)
Net increase (decrease) in cash and cash equivalents		819,026
Cash and cash equivalents at beginning of year		48,758
Cash and cash equivalents at end of year		$ 867,784

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C. K. Cooper & Company, Inc. (the "Company"), was incorporated on January 15, 1981. In June 1996, the Company became the wholly–owned subsidiary of C & K Capital Corporation (the "Parent"). The Company is an institutional and retail, brokerage and investment banking firm, providing a wide range of investment services to individuals, institutions and various corporate entities. The Company is a member of the National Association of Broker Dealers ("NASD") and the Securities Protection Corporation ("SIPC").

The Company operates its brokerage business on a fully–disclosed basis, whereby the Company does not hold customer funds and/or securities, the execution and clearance of trades are handled by another broker/dealer.

Summary of Significant Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimate amounts.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Management fees and advisory income are recognized when earned, usually at the completion of an engagement or according to earning schedule in the engagement letter.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivable consists of trade accounts arising in the normal course of business. The Company uses the direct write-off method to account for bad debts, which does not result in amounts that differ materially from the allowance method required by accounting principles generally accepted in the United States of America. Accounts for which no payments have been received for 90 days, are considered delinquent and customary collections efforts are initiated. Uncollectible accounts are written-off at the discretion on management.

Note 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at March 31, 2005, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Furniture and equipment are depreciated over their estimated useful lives of five (5), seven (7) or 39 years. Depreciation is computed using the straight-line method for financial purposes and accelerated methods for income tax purposes. Depreciation expense for the year ended March 31, 2005 totaled $10,602.

Advertising and promotional cost are charged to operations when incurred. At March 31, 2005, advertising and promotional cost totaled $30,846, and are included in other operating expenses.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the investments in marketable securities and depreciable assets.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At March 31, 2005 the Company had deposits with financial institutions with uninsured cash balances totaling $667,784. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 2: MARKETABLE SECURITIES AT MARKET VALUE

The Company holds investments classified as trading securities recorded at fair market value in the amount of $44,139,628, with a cost basis of $76,056, as of March 31, 2005. In the current year, the Company has recognized an unrealized gain of $44,063,572. The majority of this gain arose when shares the Company acquired in a private placement, and subsequently wrote off in prior years, became marketable. At March 31, 2005, the single position accounted for $44,000,000 of the Company's marketable securities and unrealized gains.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

Furniture & fixtures	$ 102,271
Computers, software & equipment	71,433
Leasehold improvements	28,765
	202,469
Accumulated depreciation	(11,498)
Total property and equipment, net	$ 190,971

Depreciation expense for the year ended March 31, 2005 was $10,602.

Note 4: INCOME TAXES

The significant components of deferred tax assets and liabilities at March 31, 2005 are as follows:

Deferred tax assets	
State income taxes	$ 16,035
Deferred tax liabilities	
Unrealized gains	(10,489,600)
Accumulated depreciation	(20,700)
	(10,510,300)
Net deferred tax assets (liabilities)	$(10,494,265)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

Note 4: INCOME TAXES (Continued)

As discussed in note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expenses (benefits) at March 31, 2005, is comprised of the following:

Current income tax expense (benefit)	
Federal	$ 305,000
State	104,500
Total current income tax expense (benefit)	409,500
Deferred income tax expense (benefit)	
Federal	6,603,227
State	3,891,038
Total deferred income tax expense (benefit)	10,494,265
Total provision for income tax expense (benefits)	$ 10,903,765

Note 5: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent and its Parent's wholly–owned subsidiaries, C. K. Cooper & Company Insurance Services, Inc. ("Insurance"), Paladin Capital Partners, Inc. ("Paladin"), and, Paladin's wholly–owned subsidiary, Paladin Capital Partners, LLC. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of its Parent Company. These amounts have been included in the accompanying statement of operations in occupancy and equipment rental, and other operating expenses.

Note 6: EMPLOYEES BENEFIT PLAN

The Company sponsors a qualified 401(k) plan for all eligible employees. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of three (3) percent or greater of the employees' compensation. As of March 31, 2005, the Company has contributed a total of $55,075 to the plan.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2005, the Company had net capital of $32,028,128 which was $31,928,128 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($519,078) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $282,974 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 31,745,154
Adjustments:		
Retained earnings	$(10,951,113)	
Deferred income taxes payable	10,494,265	
Non-allowable assets	19,266	
Haircuts on money markets	(6,119)	
Haircuts on marketable securities	57,885	
Undue concentration	668,790	
Total adjustments		282,974
Net capital per audited statements		$ 32,028,128

C. K. Cooper & Company, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 6,000	
Additional paid–in capital	586,566	
Retained earnings	33,711,169	
Total stockholder's equity		$ 34,303,735
Adjustments to stockholder's equity		
Deferred income taxes payable		10,494,265
Total stockholder's equity and allowable credits		44,798,000
Less: non–allowable assets		
Accounts receivable	(1,425)	
Marketable securities	(2,778)	
Furniture and equipment, net	(190,971)	
Prepaid expenses	(16,841)	
Total non-allowable assets		(212,015)
Tentative net capital		44,585,985
Less: haircuts and undue concentration		
Haircuts on money market funds	(6,119)	
Haircuts on marketable securities	(6,620,528)	
Undue concentration	(5,931,210)	
Total haircuts and undue concentration		(12,557,857)
Net capital		32,028,128
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	34,605	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 31,928,128

Ratio of aggregate indebtedness to net capital 0.02:1

There was a $282,974 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2005. See Note 9.

See independent auditor's report.

C. K. Cooper & Company, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2005

A computation of reserve requirement is not applicable to C. K. Cooper & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2005

Information relating to possession or control requirements is not applicable to C. K. Cooper & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

C. K. Cooper & Company, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors of
C. K. Cooper & Company, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of C. K. Cooper & Company, Inc. for the year ended March 31, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by C. K. Cooper & Company, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 28, 2005